UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 29, 2020, the board of directors of ADC Therapeutics SA (the “Company”) amended the Company’s organizational regulations to create the science and technology committee of the board of directors. The amendment is effective on July 29, 2020.

The science and technology committee, which consists of Victor Sandor (chair), Peter B. Corr, Peter Hug and Tyrell J. Rivers, is responsible for reviewing and making recommendations to the board of directors regarding the Company’s research and development activities, strategies, programs and objectives. The members of the science and technology committee and its chair are appointed by the Company’s board of directors. The science and technology committee has the responsibility to, among other things:

•	review and make recommendations to the Board of Directors regarding the Company's preclinical and clinical research and development activities, including related CMC activities;

•	review and make recommendations to the Board of Directors regarding preclinical and clinical research and development strategies;

•	review and make recommendations to the Board of Directors regarding the Company's preclinical and clinical research guidelines;

•	provide strategic advice to the Board of Directors regarding emerging science and technology issues and trends;

•	examine periodically the Company's measures to keep the research and development personnel motivated, productive and entrepreneurially oriented;

•	ensuring through regular review and consultation with the CEO and his team that appropriate Research and Development objectives are in place that are aligned with the company’s overall Research and Development strategy, and that progress against these objectives is being appropriately assessed; and

•	ensure that appropriate market potential assessments are being conducted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: July 31, 2020

	By:	/s/ Dominique Graz
	Name:	Dominique Graz
	Title:	General Counsel